UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Quantum Corporation
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

747906 20 4
(CUSIP Number)

ERIC SINGER
VIEX CAPITAL ADVISORS, LLC
(f/k/a Vertex Capital Advisors, LLC)
825 Third Avenue, 33rd Floor
New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 747906 20 4

1	NAME OF REPORTING PERSON VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,407,865
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,407,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,407,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON PN

___________
* This Series One is part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership.

CUSIP NO. 747906 20 4

1	NAME OF REPORTING PERSON VIEX Opportunities Fund, LP – Series Two*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,413,191
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,413,191
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,413,191
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

___________
* This Series Two is part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership.

CUSIP NO. 747906 20 4

1	NAME OF REPORTING PERSON VIEX Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,674,734
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,674,734
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,674,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 747906 20 4

1	NAME OF REPORTING PERSON VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,821,056
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,821,056
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,821,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 747906 20 4

1	NAME OF REPORTING PERSON VIEX Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,674,734
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,674,734
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,674,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 747906 20 4

1	NAME OF REPORTING PERSON VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 14,495,790
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 14,495,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,495,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 747906 20 4

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 14,495,790
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 14,495,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,495,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 747906 20 4

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Quantum Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 224 Airport Parkway, Suite 300, San Jose, California 95110.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)
VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership formerly known as Vertex Opportunities Fund, LP (“VIEX Opportunities”) with respect to the Shares directly and beneficially owned by it;

(ii)	VIEX Opportunities Fund, LP – Series Two (“Series Two”), a series of VIEX Opportunities, with respect to the Shares directly and beneficially owned by it;

(iii)	VIEX Special Opportunities III, LP, a Delaware limited partnership formerly known as Vertex Special Opportunities III, LP (“VSO III”), with respect to the Shares directly and beneficially owned by it;

(iv)	VIEX GP, LLC, a Delaware limited liability company formerly known as Vertex GP, LLC (“VIEX GP”), as the general partner of Series One and Series Two;

(v)	VIEX Special Opportunities GP III, LLC, a Delaware limited liability company formerly known as Vertex Special Opportunities GP III, LLC (“VSO GP III”), as the general partner of VSO III;

(vi)
VIEX Capital Advisors, LLC, a Delaware limited liability company formerly known as Vertex Capital Advisors, LLC (“VIEX Capital”), as the investment manager of each of Series One, Series Two, and VSO III; and

(vii)	Eric Singer, as managing member of each of VIEX GP, VSO GP III, and VIEX Capital.

(b)           The address of the principal office of each of the Reporting Persons is 825 Third Ave. 33rd Floor, New York, New York 10022.

(c)           The principal business of Series One and Series Two is investing in securities. The principal business of VIEX GP is acting as the general partner of Series One and Series Two. The principal business of VSO III is investing in securities. The principal business of VSO GP III is acting as the general partner of VSO III. VIEX Capital serves as the investment manager to Series One and Series Two. The principal occupation of Mr. Singer is serving as the managing member of each of VIEX GP and VIEX Capital.

CUSIP NO. 747906 20 4

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of VIEX Opportunities (which includes Series One and Series Two), VIEX GP, VSO III and VSO GP III and VIEX Capital is organized under the laws of the State of Delaware. Mr. Singer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 7,407,865 Shares beneficially owned by Series One is approximately $5,769,100, excluding brokerage commissions.

The Shares purchased by Series Two were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,413,191 Shares beneficially owned by Series Two is approximately $970,290, excluding brokerage commissions.

The Shares purchased by VSO III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 5,674,734 Shares beneficially owned by VSO III is approximately $3,979,253 excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making additional proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 747906 20 4

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 263,919,475 Shares outstanding, which is the total number of Shares outstanding as of October 30, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2015.

A.	Series One

(a)	As of 12:00 p.m. (Eastern Standard Time) on December 28, 2015, Series One beneficially owned 7,407,865 Shares.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,407,865
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,407,865

(c)	The transactions in the Shares by Series One during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Series Two

(a)	As of 12:00 p.m. (Eastern Standard Time) on December 28, 2015, Series Two beneficially owned 1,413,191 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,413,191
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,413,191

(c)	The transactions in the Shares by Series Two during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	VSO III

(a)	As of 12:00 p.m. (Eastern Standard Time) on December 28, 2015, VSO III beneficially owned 5,674,734 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,674,734
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,674,734

(c)	The transactions in the Shares by VSO III during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 747906 20 4

D.	VIEX GP

(a)	VIEX GP, as the general partner of Series One and Series Two, may be deemed the beneficial owner of the (i) 7,407,865 shares owned by Series One and (ii) 1,413,191 shares owned by Series Two.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,821,056
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,821,056

(c)
VIEX GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Series One and Series Two during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	VSO GP III

(a)	VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 5,674,734 shares owned by VSO III.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,674,734
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,674,734

(c)
VSO GP III has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of VSO III during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	VIEX Capital

(a)
VIEX Capital, as the investment manager of Series One and Series Two, may be deemed the beneficial owner of the (i) 7,407,865 Shares owned by Series One, (ii) 1,413,191 Shares owned by Series Two and (iii) 5,674,734 owned by VSO III.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,495,790
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,495,790

(c)
VIEX Capital has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Series One, Series Two and VSO III during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 747906 20 4

G.	Eric Singer

(a)
Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the (i) 7,407,865 Shares owned by Series One, (ii) 1,413,191 Shares owned by Series Two and (iii) 5,674,734 owned by VSO III.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,495,790
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,495,790

(c)
Mr. Singer has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Series One, Series Two and VSO III during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 28, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among VIEX Opportunities Fund, LP – Series One, VIEX Opportunities Fund, LP – Series Two, VIEX Special Opportunities III, LP, VIEX GP, LLC, VIEX Special Opportunities GP III, LLC, VIEX Capital Advisors, LLC and Eric Singer, dated December 28, 2015.

CUSIP NO. 747906 20 4

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2015

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Opportunities Fund, LP – Series Two

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund III, LP

By:	VIEX Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

CUSIP NO. 747906 20 4

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

CUSIP NO. 747906 20 4

SCHEDULE A

Transactions in the Shares during the past sixty days to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

Purchase of Common Stock	652,255	0.8530	11/19/2015
Purchase of Common Stock	250,000	0.8800	11/20/2015
Purchase of Common Stock	426,000	0.8879	11/20/2015
Purchase of Common Stock	82,000	0.8878	11/23/2015
Purchase of Common Stock	212,000	0.8894	11/24/2015
Purchase of Common Stock	542,000	0.8885	11/25/2015
Purchase of Common Stock	4,020	0.8693	11/27/2015
Purchase of Common Stock	769,368	0.8700	11/30/2015
Purchase of Common Stock	52,560	0.8792	11/30/2015
Purchase of Common Stock	8,500	0.8789	12/02/2015
Purchase of Common Stock	180,000	0.8625	12/03/2015
Purchase of Common Stock	180,000	0.8475	12/04/2015
Purchase of Common Stock	189,010	0.8102	12/07/2015
Purchase of Common Stock	32,392	0.8040	12/08/2015
Purchase of Common Stock	175,000	0.7933	12/09/2015
Purchase of Common Stock	51,800	0.7893	12/10/2015
Purchase of Common Stock	67,981	0.7740	12/11/2015
Purchase of Common Stock	1,200,000	0.7000	12/16/2015
Purchase of Common Stock	2,332,979	0.6797	12/16/2015

VIEX OPPORTUNITIES FUND, LP – SERIES TWO

Purchase of Common Stock	480,000	0.7000	12/16/2015
Purchase of Common Stock	933,191	0.6797	12/16/2015

VIEX SPECIAL OPPORTUNITIES FUND III, LP

Purchase of Common Stock	90,300	0.8297	12/22/2015
Purchase of Common Stock	46,100	0.7690	12/22/2015
Purchase of Common Stock	110,047	0.7491	12/21/2015
Purchase of Common Stock	1,698,300	0.7007	12/18/2015
Purchase of Common Stock	1,000,000	0.7121	12/17/2015
Purchase of Common Stock	610,200	0.7029	12/17/2015
Purchase of Common Stock	720,000	0.7000	12/16/2015
Purchase of Common Stock	1,399,787	0.6797	12/16/2015